Exhibit 99.24

MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended December 31, 2010 and 2009
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

Highlights for the nine months ended December 31, 2010 and subsequent period to February 14, 2011

●
On January 18, 2011, the Company announced a bought deal financing, pursuant to a short form prospectus, of 24,700,000 common shares of the Company at a price of $7.50 per share for gross proceeds of $185,250,000. In addition, the Company has granted the underwriters an over-allotment option, exercisable for a period of up to 30 days after the closing of the financing, to purchase from the Company up to an additional 3,705,000 common shares at $7.50 per share for gross proceeds of $27,787,500.

●
On December 13, 2010, the Company released an updated resources estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42% compared to the previous resource estimate) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2% compared to the previous resource estimate) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz of gold.

●
On November 15, 2010 and January 21, 2011 the Company announced that it encountered significant gold intercepts (greater than 10 g/t meter grade) in four different areas at Esaase Gold Property: 1) down dip extensions of the current resource, 2) the D-1 Abuabo zone, 3), continued step out holes in newly discovered D-2 zone - 2 km south of existing mineralization and 4) a newly discovered structure located between the D structure and the main zone.

●
On October 28, 2010 and September 8, 2010 the Company released results expanding the extend of the D-1 and D-1 off-set mineralized zones located 200 meters to the northwest of the existing Esaase resource area.

●	On October 13, 2010, August 6, 2010 and July 16, 2010, the Company released positive results from the continued down dip stepout and infill drilling program at the Esaase Gold Property.

●	During May 2010, the Company commenced a drill program consisting of a minimum of 5,000 meters on its Asumura Gold Project.

●	On April 6, 2010, the Company released the results of a Preliminary Economic Assessment Study of its Esaase Gold Project.

1.1           Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. has been prepared by management as of February 14, 2011 and should be read in conjunction with the consolidated interim financial statements and related notes thereto of the Company as at and for the nine months ended December 31, 2010 and 2009 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2010 and 2009, which were prepared in accordance with Canadian generally accepted accounting principles.

Forward-looking statements:

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.1           Date (continued)

Forward-looking statements (continued):

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2010, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

All figures are expressed in Canadian dollars unless indicted otherwise.

1.2           Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition, exploration and development of resource properties.

The Company graduated to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX on December 20, 2008 under the trading symbol “KGN”.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

Properties:

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Ghana. The Company’s material properties currently consist of the Esaase Project and the Asumura Project as follows:

1.2.1	Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions, the two largest named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 3% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana and uncertainty now exists as to the final royalty rate applicable to the property. (See Ghanaian mining royalties in this section).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

"B" Zone
"D" Zone
Northern Extension
ESAASE
Down Dip Extension
Main Zone
AFRICAN GOLD
December 2010 Resource:
3.23 Moz indicated at 1.2 g/t Au
1.68 Moz inferred at 1.0 g/t Au
0.4 g/t Au cutoff
SKY GOLD AREA D
LEGEND February 2010
43-101 Resource Area
April 2010 PEA
Mineralized Fault Structures
Forest Reserve
Previous Alluvial Mining
Keegan Concessions
Other Concessions
DAWOHODO
SMALL MINERS CONCESSION

Property map of the Esaase and Jeni Concessions detailing current drilled areas and planned exploration targets

For the nine months ended December 31, 2010, the Company spent $16.5 million on its Esaase Gold Property compared with $6.1 million for the nine months ended December 31, 2009. These costs were spent on continuing the exploration drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’ pre-feasibility and feasibility studies. A summary of the expenditures (including non-cash stock-based compensation) for the nine-month period to December 31, 2010 is presented as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Esaase Gold Property Deferred Costs	Three Months Ended June 30, 2010	Three Months Ended September 30, 2010	Three Months Ended December 31, 2010	Nine Months Ended December 31, 2010

Camp operations	$132,755	$166,457	$169,878	$469,090
Development support costs	379,072	266,496	537,049	1,182,617
Equipment and infrastructure costs	457,788	283,859	306,135	1,047,782
Exploration support costs	1,030,532	954,109	1,287,008	3,271,649
Exploration drilling	1,180,405	2,333,914	1,272,341	4,786,660
Engineering studies	219,296	314,962	630,065	1,164,323
Health, safety and environmental studies	174,589	295,013	192,050	661,652
Technical and In-fill Drilling	671,062	293,077	1,005,373	1,969,512
Stock-based compensation	650,555	450,711	814,139	1,915,405
Total for the period:	$4,896,054	$5,358,598	$6,214,038	$16,468,690
Beginning balance:	34,731,217	39,627,271	44,985,869	34,731,217
Ending balance:	$39,627,271	$44,985,869	$51,199,907	$51,199,907

The Company’s  annual budget for the fiscal year ending March 31,.2011 for the Esaase Gold Property is US$18.8 million.

Mineral Resource Update

On December 13, 2010, the Company released an updated resource estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42%) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2%) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz of gold. A total of 770 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m and over 190,000m of drilling were used to establish the resource. This resource estimation represents over 3.5 km of strike length along the A-1 structure and includes drilling done in the B-1 and D-1 mineralized zones.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Esaase Gold Project - Global Resource Estimate Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Indicated
0.3	99.60	1.1	3,390
0.4	84.85	1.2	3,230
0.5	71.62	1.3	3,040
0.6	60.37	1.5	2,850
0.7	51.16	1.6	2,660
0.8	43.39	1.8	2,480
0.9	37.11	1.9	2,310
1	31.99	2.1	2,150
Inferred
0.3	57.71	1.0	1,770
0.4	50.07	1.0	1,680
0.5	41.46	1.2	1,560
0.6	34.10	1.3	1,430
0.7	28.15	1.4	1,310
0.8	23.26	1.6	1,190
0.9	19.27	1.7	1,080
1	16.28	1.9	990

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All of the zones remain open along strike and down dip and Keegan is currently planning an aggressive drill program for the next 12 months to continue to expand the resources, particularly at depth on the main zone and along strike on the D zone, where Keegan is continuing to intercept mineralization as much as 2 km south of the current resource in that zone.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

The Company continues to rapidly advance its project development studies with the goal to begin mine construction in 2012. The Company’s Pre-Feasibility Study on the Esaase Gold Project is planned for completion prior to June 30, 2011; the Company has also initiated field and development work to support a full Feasibility Study to be undertaken with completion expected prior to December 31, 2011.

Preliminary Economic Assessment Study

On April 6, 2010, the Company announced the results of the Preliminary Economic Assessment Study (the "Study") of its Esaase Gold Project.  The Study was completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of US$850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of US$397 million with an after tax Net Present Value (NPV) of US$168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.  Further details on the Preliminary Economic Assessment Study can be found on the Company’s website.

Continued Exploration

On November 15, 2010 and January 21, 2011 the Company announced that it encountered significant gold intercepts (greater than 10 g/t meter grade) in four different areas at Esaase Gold Property: 1) down dip extensions of the current resource, 2) the D-1 Abuabo zone, 3), continued step out holes in newly discovered D-2 zone - 2 km south of existing mineralization and 4) a newly discovered structure located between the D structure and the main zone.

On October 28 and September 8, 2010, the Company released results expanding the extent of the D-1 and D-1 off-set mineralized zones located 200 meters to the northwest of the existing Esaase resource area. Intercepts on the new D-1 offset zone include 18 meters at 7.74 g/t Au, 5 meters at 9.1 g/t Au, 18 meters of 1.16 g/t Au, and 6 meters of 3.3 g/t Au. The D-1 offset zone located to the northeast of the initial D-1 discovery is open in both strike directions and at depth.

On October 13, August 6, and July 16, 2010, Keegan announced new results from its current drilling program. The results were from infill drill holes, shallow step out drill holes north and along strike of the current resource, and step out drill holes down dip of the existing resource. Significant Intercepts from infill drilling include 98.1 meters of 1.43 g/t Au, from shallow step out drill holes include 20 meters of 1.58 g/t Au, and from down dip mineralization, 134.8 meters at 1.00 g/t Au, 52.3 m of 3.01 g/t Au and 16 meters at 5.42 g/t Au.

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the Project.

Esaase option agreement suit

To date, there has been no material progress with respect to the outstanding lawsuit against the Company and the Ghana Minerals Commission pertaining to the title on the Esaase property. The Company continues to view the allegations as being without merit and are being defended vigorously. (See financial statement for details.)

1.2.2           Asumura Gold Property
The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the  fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The company spent $1.2 million on Asumura Gold Property for the nine-month period ended December 31, 2010 compared to $0.3 million in the same period of the previous fiscal year. A summary of the expenditures for the nine-month period to December 31, 2010 is presented as follows:

Asumura Gold Property Deferred Costs	Three Months Ended June 30, 2010	Three Months Ended September 30, 2010	Three Months Ended December 31, 2010	Nine Months Ended December 31, 2010
Camp Operations	$78,450	$42,991	$27,498	$148,939
Equipment and Infrastructure Costs	6,936	6,351	9,901	23,188
Exploration Support Costs	67,278	83,046	89,773	240,097
Exploration Drilling	140,965	320,910	351,214	813,089
Total for the period:	$293,629	$453,298	$478,386	$1,225,313
Beginning balance:	6,391,911	6,685,540	7,138,838	6,391,911
Ending balance:	$6,685,540	$7,138,838	$7,617,224	$7,617,224

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.2           Asumura Gold Property (continued)

Company’s annual budget for the fiscal year ending March 31, 2011 for the Asumura Gold Property is US$1.1 million. As at December 31, 2010, the Company had incurred expenses in the amount of $0.1 million over the budget due to an extension in the program’s timeline resulting in higher that anticipated overhead costs.

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length. Surface sampling on the Asumura property has continued and Keegan commenced a drilling program in May 2010 consisting of a minimum 5,000 meters of core holes focusing on five primary target areas.

1.2.3           Qualified Person – Esaase and Asumura

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate and has approved this news release. Change of support was applied to emulate increased selectivity at mining.

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated December 16, 2010 and amended February 4, 2011 was prepared by Coffey Mining. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM.

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries and Mr. Brian Wolfe, all members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.

Mr. Maurice Tagami, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Preliminary Economic Assessment Study. Lycopodium has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is available at www.sedar.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.3           Selected Annual Information

	March 31, 2010	March 31, 2009	March 31, 2008
	$	$	$
Revenues (interest and other income)	114,994	222,703	476,034
Net loss	6,972,686	4,176,396	4,316,042
Loss per share, basic and diluted	0.18	0.15	0.17
Total assets	90,533,972	33,717,800	34,669,516
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4           Results of Operations

Three months ended December 31, 2010 and 2009

During the three months ended December 31, 2010, Keegan reported a net loss of ($2,549,085) or ($0.06) per share compared to a net loss of ($2,270,596) or ($0.06) per share during the same period in the previous year, an increase in loss of $278,489 or approximately 12%.

Administration expenses incurred during the three-month period ended December 31, 2010 decreased by $84,499 (4%) as compared to the expenses incurred in the same period of the previous year. The main reason for this decrease was the decrease in donation expense for the tree months ended December 31, 2010 - $nil incurred, compared to $486,000 for the three months ended December 31, 2009.

Stock-based compensation expense decreased by $94,228 (8%) comparing three months ended December 31, 2010 to the same period of the previous year. The decrease in donation expense and stock-based compensation expense was partly offset by increases in:

-
consulting fees, directors’ fees and wages (by $256,386 or 77%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property;

-	professional fees (by $114,209 or 734%) due to an accrual for audit fees and increased legal fees.
-	office, rent and administrative costs (by $51,269 or 38%), consistent with the expansion of the Company’s operations.
-
regulatory, transfer agent and shareholder information (by $34,515 or 120%) due to fees paid to TSX for listing requirements. These fees were higher in the current period than the same period in the prior year.

Other expenses increased by $362,988 (263%) for the three months ended December 31, 2010 compared to the three months ended December 31, 2009 mainly due to an increase of $557,860 in the foreign exchange loss. The main reason of this increase is the increased net exposure of the Company to currency risk as the Company had significantly more cash balances held in foreign currencies during the three months ended December 31, 2010 compared to the three months ended December 31, 2009. In addition, the Canadian Dollar strengthened by approximately 6% against the US Dollar in the reporting period.

The increase of the foreign exchange loss was partly offset by a gain of $215,666 on sale of marketable securities. During the three months ended December 31, 2010, the Company sold all of its marketable securities.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.4           Results of Operations (continued)

Three months ended December 31, 2010 and 2009 (continued)

Interest income increased by $21,240 (41%) due to higher cash and cash equivalents and short-term investments balances during the three months ended December 31, 2010 compared to the same period of 2009 as well as slightly increasing yields on interest bearing investments.

Nine months ended December 31, 2010 and 2009

Keegan reported a net loss of ($8,539,200) or ($0.19) per share for the nine months ended December 31, 2010, compared to a net loss of ($5,382,006) or ($0.15) per share during the same period in the previous year, an increase in loss of $3,157,194 or approximately 59%.

The primary reasons for the increase in the loss were the increase in administration expenses incurred during the nine-month period ended December 31, 2010. Administration expenses increased by $2,813,760 (52%) as compared to the expenses incurred in the same period of the previous year mainly due to an increase in the amount of stock-based compensation, consulting, director’s fees and wages and benefits, project investigation costs, office, rent and administrative costs, and foreign exchange loss. These increases of expenses were partially offset by a decrease in travel, promotion and investor relations, and a decrease in regulatory fees, transfer agent and shareholder information.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $2,908,132 (160%) as a result of new stock option grants during the nine-month period of 1,965,000 stock options, with a weighted average exercise price of $6.61, expiring five years from date of grant. During the nine-month period ended December 31, 2009, 1,175,000 stock options were granted at a weighted average  exercise price of $4.14. During both periods, additional stock-based compensation was recorded relating to the vesting of options granted in previous periods.

Consulting fees, director’s fees and wages and benefits increased by $580,862 (51%), office, rent and administrative costs increased by $143,844 (34%) consistent with the reasons described for the three-month period above.

During the nine-month period ended December 31, 2010, the Company incurred project investigation costs of $222,948 in relation to investigations to acquire additional concessions to expand the Company’s land holdings. As these investigations did not result in an acquisition, the costs were expensed within the period. No project investigation costs were incurred during the nine months ended December 31, 2009.

Travel, promotion and investor relations decreased by $337,958 (32%) as a result of reduced investor relations in the nine months ended December 31, 2010 compared to the same period of 2009. Higher travel, promotion and investor relations costs in the 2009 period related to a one time investor relations and communication program that started in August 2009.

Regulatory fees, transfer agent and shareholder information decreased by $91,105 (41%) as a result of reduced shareholder information distributions and certain filing fees. Higher that normal distribution and filing costs were incurred during the nine months ended December 31, 2010, which were indirectly related to the completion of a private placement during the period.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.4           Results of Operations (continued)

Nine months ended December 31, 2010 and 2009 (continued)

Other expenses increased by $343,434 during the nine-month period ended December 31, 2010 compared to the same period of the previous year driven mainly by the increase in foreign exchange loss by $454,527. This increase is a result of weakening of the US Dollar to the Canadian Dollar comparing closing exchange rates of US Dollar to Canadian Dollar as at March 31, 2010 and December 31, 2010. As at December 31, 2010 the Company held more cash and cash equivalents and short-term investments in US Dollars compared to March 31, 2010.

Interest and other income increased by $118,375 (133%) compared to the nine-month period ended December 31, 2010, consistent with the reasons described for the three-month period above.

During the nine-month period ended December 31, 2010, the Company purchased marketable securities and sold them in the same period, realizing a gain of $215,666.

1.5        Summary of Quarterly Results

The Company’s current period financial results varied of the last eight reporting periods due to fluctuations in the level of activity of the exploration, project development, administration and investor relations project groups. As the Company has further developed its technical and geological understanding of the Esaase deposit, an increased focus has been place on bringing the project through the feasibility process and into commercial production. The rate at which the Company’s treasury has been spent has steadily increased period over period and is expected to continue to do so as long as management views the development of the Esaase project as favorable.

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
December 31, 2010	$73,509	$2,549,085	$2,712,477	$0.06
September 30, 2010	$68,654	$3,205,666	$3,042,274	$0.07
June 30, 2010	$65,175	$2,784,449	$2,784,449	$0.06
March 31, 2010	$26,031	$1,590,680	$1,590,680	$0.04
December 31, 2009	$52,269	$2,270,596	$2,270,596	$0.06
September 30, 2009	$6,400	$1,850,922	$1,850,922	$0.05
June 30, 2009	$30,294	$1,260,488	$1,260,488	$0.04
March 31, 2009	$67,172	$2,122,936	$2,122,936	$0.08
December 31, 2008	$34,591	$119,068	$119,068	$0.00

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.6/1.7   Liquidity and Capital Resources

The Company reported working capital of $32,033,456 at December 31, 2010 compared to working capital of $47,944,791 at March 31, 2010, representing a decrease in working capital of $15,911,335. As at December 31, 2010, the Company had cash and cash equivalents of $26,799,237 and short-term investments of $7,000,000 compared to cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000 as at March 31, 2010.

During the nine months ended December 31, 2010, the Company raised net cash of $3,847,626, of which $3,111,894 from the exercise of share purchase options and $735,732 from the exercise of broker’s warrants.

During the nine-month period ended December 31, 2009, the Company raised net cash of 58,827,399, of which $18,059,533 (net of commission of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,065,543 (net of an underwriter fee $2,069,425 and expenses of $253,532) from a bought deal financing through a short-form prospectus, $1,345,971 from the exercise of share purchase options and $388,535 from the exercise of broker’s warrants.

During the nine months ended December 31, 2010, Keegan expended net $3,507,038 in general and administrative expenses and $14,862,968 (net of accounts payable and stock-based compensation) in property development, exploration and evaluation cost. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011. Keegan’s plan of operations for fiscal 2011 continue to be:

(a)
undertake additional exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation drilling of current exploration and resource extension targets along strike to the north and core drilling targeting the deposit down dip;

(b)	complete metallurgical and hydrogeological drill programs in conjunction with engineering studies to support the Esaase project’s pre-feasibility and feasibility studies;

(c)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project; and,

(d)	continue exploration of the Asumura property.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2011 and 2012.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.

Cash and cash equivalents increased by $86,865 from $26,712,372 at March 31, 2010 to $26,799,237 at December 31, 2010. The increase in cash and cash equivalents was a result of net cash of $3,847,626 generated through the exercise of options and warrants, being offset by net cash used in investing activities of $114,914 and net cash utilized for operations of $3,507,038. The uses of cash within investing activities relate to deferred exploration costs of $14,862,968 and purchase of furniture, equipment and leasehold investments of $237,784. Within investment activities, cash of $15,000,000 was generated from the sale of short-term investments.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.6/1.7   Liquidity and Capital Resources (continued)

As at December 31, 2010, the other sources of funds potentially available to the Company are through the exercise of the outstanding stock options with terms as follows:

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2010	Expiry date	December 31, 2010
$2.48	40,000	February 2, 2011	40,000
$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	490,000	February 5, 2013	490,000
$1.12	12,500	January 15, 2014	12,500
$3.31	129,374	June 2, 2014	129,374
$3.10	225,000	July 2, 2014	196,875
$3.10	75,000	July 17, 2014	65,625
$4.01	447,500	October 6, 2014	326,250
$6.50	220,000	December 14, 2014	165,000
$6.19	1,550,000	May 26, 2015	737,500
$7.83	115,000	October 20, 2015	28,750
$9.00	225,000	November 30, 2015	56,250
	3,859,374		2,578,124
Weighted average contractual
life remaining (in years)			3.61

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

On January 18, 2011, the Company announced a bough deal financing of $185,250,000 pursuant to a short form prospectus, of 24,700,000 common shares of the Company at a price of $7.50 per share. The gross proceeds of the offering will increase to a total of $213,037,500 if the underwrites elect to exercise an over-allotment option, exercisable for a period of up to 30 days after the closing of the Offering, to purchase from the Company up to an additional 3,705,000 common shares at $7.50 per share (see Note 1.10 of this MD&A).

During the years, financing for the Company’s operations has been funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.6/1.7     Liquidity and Capital Resources (continued)

Commitments

As at December 31, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	$111,398
2012	445,591
2013	445,591
2014 through 2016	820,892
$1,823,472

Reconciliation of previous financings

Reconciliation of Use of Proceeds from May 2009 Offering

In May 2009, the Company undertook an offering of $19.2 million (including the exercise of an over-allotment option) of Common Shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in May, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of May 2009 Offering		Actual Use of Proceeds from May 2009 Offering to Date and Explanation of Variance and impact on business objectives
Esaase Property: Pre-feasibility studies	$2 million	Esaase Property: Pre-feasibility studies	$2 million
Phase 1 Exploration	$4.8 million	Phase 1 Exploration	$4.8 million
Phase 2 Exploration	$4.6 million	Phase 2 Exploration	$4.6 million
Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million	Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the May 2009 offering were intended
to be spent over a 12 month period and were inclusive of
a phase 1 and a phase 2 exploration program and the
initial stages of a pre-feasibility study on the Esaase gold project.  Within 6 months of this offering, the Company
completed a further offering (described below) which
expanded both the phase 1 and phase 2 exploration
programs and added a final feasibility study.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.6/1.7   Liquidity and Capital Resources (continued)

Reconciliation of Use of Proceeds from December 2009 Offering

In December 2009, the Company undertook an offering of $41.4 million (including the exercise of an over-allotment option) of Common Shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in December, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of December 2009 Offering(1)		Actual Use of Proceeds from December 2009 Offering to Date and Explanation of Variance and impact on business objectives
Esaase Property: Drilling, including exploration and support of project development studies and assays	$21 million	Esaase Property: Actual drilling, including exploration and support of project development studies and assays	$15 million
Engineering, technical and sustainable
development studies and programs,
preliminary assessment and project
development studies including, if
warranted, an advanced scoping study,
pre-feasibility study or final feasibility
study
	$16 million	Actual engineering, technical an sustainable development studies and programs, preliminary assessment and project development studies	$3 million
Corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$10 million	Actual corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$5 million
		Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the December 2009 offering were
intended to be spent over a 24 to 30-month period and
were to be inclusive of an extensive exploration program
and the completion of the pre-feasibility and feasibility
studies on the Esaase Property.  As is being filed within
13 months of the December 2009 Offering, the figures
above reflect expenditures more or less in line with the
December 2009 plans.  Engineering expenses were
under-spent to a degree; however, with a preliminary
feasibility study in progress the rate of expenditure in this category will accelerate, and if the preliminary feasibility study is positive, engineering costs will continue to
expand through the feasibility stage absolutely and as a
percentage of overall costs.

(1)	The Use of Proceeds for the December 2009 Offering included cash on hand in addition to the proceeds of the December 2009 Offering.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9  Transactions with Related Parties

The Company has a consulting agreement with “Rock-on Exploration Ltd.”, a private company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits. During the nine months ended December 31, 2010, the Company paid consulting fees, benefits and a bonus of $209,417 (2009 - $206,676) under this agreement.

Included in professional fees is $15,850 (2009 - $62,885) for accounting fees to “Tony M. Ricci, Inc.”, a private company controlled by an officer of the Company during nine months ended December 31, 2010.

During the nine months ended December 31, 2010, the Company paid or accrued $nil (2009 - $112,954) for geological consulting fees to Richard Haslinger, a former director of the Company, who resigned his directorship on February 26, 2010. These costs have been included in resource properties.

During the nine months ended December 31, 2010, the Company charged a total of $121,431 for the recovery shared administrative costs to Cayden Resources Inc. and Georgetown Capital Corp. – publicly listed companies directors and officers in common.

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at December 31, 2010 is $40,417 (March 31, 2010 - $70,028) owing to “Rock-on Exploration Ltd.”

Included in accounts receivable as at December 31, 2010 is a total of $13,970 due from Cayden Resources Inc. and Georgetown Capital Corp.  for reimbursable expenses.

1.10  Subsequent Events

Subsequent to December 31, 2010, the Company announced that it entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Clarus Securities Inc. and including Dundee Securities Corp., CIBC World Markets and BMO Capital Markets (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 24,700,000 common shares (the "Common Shares") of the Company at a price of $7.50 per share for gross proceeds of $185,250,000 (the "Underwritten Offering").

In addition, the Company will grant the Underwriters an over-allotment option, exercisable for a period of up to 30 days after the closing of the Underwritten Offering, to purchase from the Company up to an additional 3,705,000 common shares at $7.50 per share to cover over-allotments (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The Underwriters will receive a cash commission of 4.5% of the gross proceeds raised, and share purchase warrants entitling the Underwriters to purchase, at a price of $7.50 per share within 24 months after closing of the Offering, common shares of the Company equal to 1% of the aggregate number of securities sold pursuant to the Offering.  The Company intends to use the net proceeds of the Offering to fund the development of the Company's Esaase gold project in Ghana and for general corporate purposes.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.10   Subsequent Events (continued)

The Offering is expected to close on or about February 15, 2011, subject to certain conditions including, but not limited to the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

Subsequent to December 31, 2010, the Company received an aggregate of $592,284 upon exercises of 149,999 stock options at an average exercise price of $3.95 per share.

Subsequent to December 31, 2010, the Company made a payment of US$500,000 to acquire an adjacent mineral concession to the Esaase property. A further payment of US$500,000 is payable under the agreement.

1.11   Proposed Transactions

None

1.12   Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.13   Changes in Accounting Policies including Initial Adoption

Recent accounting pronouncements

1.	Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

2.	Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

3.	Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company expects to adopt this standard on April 1, 2011 and does not expect a material impact on the financial statements.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.13  Changes in Accounting Policies including Initial Adoption (continued)

The Company has adopted a three-phase IFRS implementation plan that is comprised of following:

•
Phase One Scoping Analysis - This phase was conducted during the third and fourth quarter of 2010 to analyze the Company’s existing Canadian GAAP accounting policies and determine what are the key differences and options available under IFRS.

•
Phase Two In-depth Analysis – This phase was commenced in Q1 2011 and concluded during Q2 2011. The goal of phase to is to determine the impact and specific changes required under the adoption of each IFRS standard.

•
Phase Three Implementation – This phase is in progress with planned completion in Q4 of 2011. This phase will result in the preparation of the Company’s IFRS opening balance sheet and draft note disclosures.  The Company is on target for the completion date of this phase – March 31, 2011.

At this point, the Company’s IT, accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period. Keegan Resources Ghana Ltd. currently reports under IFRS for statutory purposes as such only limited modifications are required at the Company’s corporate accounting and financial reporting systems. Further, it has been determined that the Company’s has sufficient IFRS expertise to complete its planned transition.

Based on the work completed under phase one, phase two and phase three of the implementation plan, the Company believes that IFRS will have a significant impact on its current financial position and will result in more extensive note disclosure and analysis of balances and transactions. What management believes to be the key differences and their potential impact based on the work performed to date is as follows:

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IFRS 2 – Share based payments	Stock based compensation is determined based on the fair value of the awards issued and is recorded over the award’s vesting period.
IFRS applies the same basic
principles for determining the
expense; however, IFRS
requires the fair value to be
adjusted for an anticipated
forfeiture rate. Under
Canadian GAAP, an option
exists to account for award
forfeitures as they occur.

Management expects the
expense for stock based
compensation under IFRS to
differ from that under the
Company’s current GAAP
dependant on the timing and
frequency of award
forfeitures. Management
expects this difference not to
be material.

IFRS 6 – Exploration for and the evaluation of mineral resources	Costs incurred in the acquisition, exploration, evaluation and development of mineral resources are capitalized as incurred.
IFRS does not give directive
guidance on the treatment of
these costs. IFRS allows a
company to set its
accounting policy to expense
or capitalize the costs
incurred in the acquisition,
exploration, evaluation and
development of mineral
resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.13           Changes in Accounting Policies including Initial Adoption (continued)

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IAS 12 – Income Taxes
Temporary differences
arising from the effect of
foreign exchange rates on
the tax base of an asset or
liability where the functional
currency of the asset or
liability is in a different
currency are not recognized.

Temporary differences
arising from the effect of
foreign exchange rates on
the tax base of an asset or
liability where the functional
currency of the asset or
liability is in a different
currency are recognized.

Management expects this difference to effect the calculation of deferred taxes in Ghana, which may result in the recognition of previously unrecognized deferred tax liabilities.
IAS 16 – Property plant and equipment
Property, plant and
equipment are carried at cost
less accumulated
amortization. Amortization is
determined at rates that will
reduce original cost to
estimated residual value over
the useful life of each asset.

Property, plant and
equipment can be recorded
either at cost or under the
revaluation model.
Amortization is determined at
rates based on the useful
lives of each significant
component within property,
plant and equipment.

Property, plant and
equipment will continue to be
recorded at historic cost
without revaluation.
Management expects that
the componentization of the
Company’s property, plant
and equipment to result in a
marginally different effective
amortization rate with the net
effect not being material.

IAS 21 – The effects of changes in foreign exchange rates
The functional currency
(referred to as measurement
currency) of an entity with in
a group is determined based
on whether the entity is
considered to be integrated
with or self-sustaining from
the parent company of the
group.

The functional currency of an
entity is determined based
on the facts and
circumstances specific to
that entity in relation to the
criteria set out in IAS 21. The
primary criteria under IFRS
are the currency that mainly
influences the sales price for
goods and services and the
currency that mainly
influences the entity’s
input costs.

Management expects the
functional currency of the
parent and the Ghanaian
operation to change from the
Canadian dollar to that of the
US dollar. This is a
preliminary determination
that is still subject to the
interpretation of the facts and
circumstances of the
Company’s subsidiary.

IAS 39 – Financial instruments: recognition and measurement	Warrants issued by the Company are treated as equity instrument and are record at fair value at the date of issuance to a component of shareholder’s equity.	Warrants are considered to be an equity instrument if they are settled with a fixed number of the Company’s own equity instruments for a fixed amount of cash.
As the Company holds
warrants priced in a currency
other than the Company’s
functional currency, the
amount of cash for
settlement varies based on
prevailing exchange rate.
Under IFRS, the Company’s
warrants would be
considered financial liabilities
and would be recorded at fair
value, if the functional
currency of the Company
change from thet Canadian
dollar to that of the US dollar

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.13           Changes in Accounting Policies including Initial Adoption (continued)

In addition to the above difference, IFRS 1 – First-time adoption of international financial reporting standards (“IFRS 1”) provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company plans to elected to take the following IFRS 1 optional exemptions:

•
IAS 21 – The effects of changes in foreign exchange rates – The Company will take the election and upon adoption of IFRS, zero any historic cumulative translation adjustment that would have been recorded under IFRS associated with the Company’s change in function currency.

•
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – The Company Keegan will take the election and upon adoption of IFRS and measure the assets and liabilities of the subsidiary, Keegan Resources Ghana Limited, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

•
IFRS 2- Share-based payments  - The Company will take the election and only reassess the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

•	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The Company will take the election and calculate its open asset retirement obligation under IFRS as at April 1, 2010.

1.14           Financial Instruments and Other Instruments

As at December 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $160,006, interest receivable of $1,982, and accounts receivable of $15,463 neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2010, the Company had a cash and cash equivalents balance of $26,799,237 and short-term investments of $7,000,000 to settle current liabilities of $2,080,699 that mainly consist of accounts payable that are considered short term and settled within 30 day.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.14  Financial Instruments and Other Instruments (continued)

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company’s sensitivity analysis suggests that a 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,336,280 as at December 31, 2010 (March 31, 2010 - $1,120,793).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2010, the Company is not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.15           Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended December 31, 2010. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the nine months ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2010, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Nine months ended December 31, 2010 and 2009	(express in Canadian dollars)

1.15           Other Requirements (continued)

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and unlimited preferred shares without par value. As at the date of this MD&A, there were 46,479,588 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

	Number outstanding at		Number exercisable at
Exercise price	February 14, 2011	Expiry date	February 14, 2011

$2.44	305,00	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	165,000
$6.19	1,505,000	May 26, 2015	692,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	56,250

	3,683,750		2,515,000

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.